UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bitauto Holdings Limited
(Name of Issuer)

Ordinary Shares, Par Value US$0.00004 Per Share1
(Title of Class of Securities)

091727 1072
(CUSIP Number)

November 16, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________
1 Not for trading, but only in connection with the registration of American Depositary Shares each representing one (1) ordinary share.
2 This CUSIP number applies to the Issuer’s American Depositary Shares.

1.	NAMES OF REPORTING PERSONS

Bertelsmann SE & Co. KGaA[1]

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany
	5.	SOLE VOTING POWER

0
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,484,345 ordinary shares
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH
0
	8.	SHARED DISPOSITIVE POWER

2,484,345 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,484,345 ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.97%[2]
12.	TYPE OF REPORTING PERSON (see instructions)

CO

_______________________________
1 Bertelsmann SE & Co. KGaA (formerly known as Bertelsmann AG) is the indirect beneficial owner of 2,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann SE & Co. KGaA is a privately held Kommanditgesellschaft auf Aktien (KGaA; partnership limited by shares). Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann SE & Co. KGaA’s strategic investments. 80.9 percent of the capital shares in Bertelsmann SE & Co. KGaA are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung and BVG-Stiftung) and 19.1 percent are held directly by the Mohn family. All voting rights at the General Meeting of Bertelsmann SE & Co. KGaA and Bertelsmann Management SE (general partner) are controlled by Bertelsmann Verwaltungsgesellschaft (BVG). The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.
2 All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

1.	NAMES OF REPORTING PERSONS

Bertelsmann Asia Investments AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
	5.	SOLE VOTING POWER

0
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,484,345 ordinary shares
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH
0
	8.	SHARED DISPOSITIVE POWER

2,484,345 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,484,345 ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.97%1
12.	TYPE OF REPORTING PERSON (see instructions)

CO

_______________________________
1 All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Bertelsmann Asia Investments AG and Bertelsmann AG (together with all prior and current amendments thereto, this “Schedule 13G”)

Item 1.

(a)	Name of Issuer

Bitauto Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices

New Century Hotel Office Tower, 6/F No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China

Item 2.

(a)	Name of Person Filing

Bertelsmann SE & Co. KGaA Bertelsmann Asia Investments AG

(b)	Address of the Principal Office or, if none, residence

The address of the principal business and principal office of Bertelsmann SE & Co. KGaA is: Carl-Bertelsmann-Strasse 270 D-33311 Gütersloh GERMANY

The address of the principal business and principal office of Bertelsmann Asia Investments AG is: Dammstrasse 19 6300 Zug Switzerland

(c)	Citizenship

The citizenship of Bertelsmann SE & Co. KGaA is the Federal Republic of Germany. The citizenship of Bertelsmann Asia Investments AG is Switzerland.

(d)	Title of Class of Securities

This statement relates to the Issuer’s ordinary shares.

(e)	CUSIP Number 091727 1071

_______________________________
1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one (1) ordinary share.

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ;

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 1

Bertelsmann SE & Co. KGaA: 2,484,345

Bertelsmann Asia Investments AG: 2,484,345

(b)	Percent of class:2

Bertelsmann SE & Co. KGaA: 5.97%

Bertelsmann Asia Investments AG: 5.97%

_______________________________
1 Bertelsmann SE & Co. KGaA (formerly known as Bertelsmann AG) is the indirect beneficial owner of 2,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann SE & Co. KGaA is a privately held Kommanditgesellschaft auf Aktien (KGaA; partnership limited by shares). Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann SE & Co. KGaA’s strategic investments. 80.9 percent of the capital shares in Bertelsmann SE & Co. KGaA are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung and BVG-Stiftung) and 19.1 percent are held directly by the Mohn family. All voting rights at the General Meeting of Bertelsmann SE & Co. KGaA and Bertelsmann Management SE (general partner) are controlled by Bertelsmann Verwaltungsgesellschaft (BVG). The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.
2 All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

(c)	Number of shares as to which such person has:

			(iii) Sole power to	(iv) Shared power
	(i) Sole power to	(ii) Shared power	dispose or to	to dispose or to
	vote or to direct	to vote or to	direct the	direct the
	the vote	direct the vote:	disposition of	disposition of
Bertelsmann SE & Co. KGaA	0	2,484,345	0	2,484,345
Bertelsmann Asia Investments AG	0	2,484,345	0	2,484,345

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Bertelsmann SE & Co. KGaA (formerly known as Bertelsmann AG) is the indirect beneficial owner of 2,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann SE & Co. KGaA is a privately held Kommanditgesellschaft auf Aktien (KGaA; partnership limited by shares). Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann SE & Co. KGaA’s strategic investments. 80.9 percent of the capital shares in Bertelsmann SE & Co. KGaA are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung and BVG-Stiftung) and 19.1 percent are held directly by the Mohn family. All voting rights at the General Meeting of Bertelsmann SE & Co. KGaA and Bertelsmann Management SE (general partner) are controlled by Bertelsmann Verwaltungsgesellschaft (BVG). The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERTELSMANN SE & CO. KGAA

February 1, 2013
(Date)

/s/Martin Dannhoff /s/Michael Kronenberg
(Signature)

Martin Dannhoff, Michael Kronenberg, Senior Vice Presidents
(Name/Title)

BERTELSMANN ASIA INVESTMENTS AG

February 1, 2013
(Date)

/s/Erich Kalt /s/ Rose Marie Mülli
(Signature)

Erich Kalt, Rose Marie Mülli, Authorized Signatories
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 1st day of February, 2013.

BERTELSMANN SE & CO. KGAA

By:	/s/Martin Dannhoff /s/Michael Kronenberg
	Names:	Martin Dannhoff
Michael Kronenberg
	Title:	Senior Vice Presidents

BERTELSMANN ASIA INVESTMENTS AG

By:	/s/Erich Kalt /s/ Rose Marie Mülli
	Names:	Erich Kalt
Rose Marie Mülli,
	Title:	Authorized Signatories